Form 3
Business
Corporations
Act

Formule 3
loi sur les
sociétés par
actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1.	The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS) Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT) :

BRASCAN CORPORATION

2.	The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS) Nouvelle dénomination sociale de la société (s’il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :

3.	Date of incorporation/amalgamation: Date de la constitution ou de la fusion :

2005 01 01 (Year, Month, Day) (année, mois, jour)

4.	Complete only if there is a change in the number of directors or the minimum / maximum number of directors.
Il faut remplir cette partie seulement si le nombre d’administrateurs ou si le nombre minimal ou maximal d’administrateurs a changé.

Number of directors is/are:	or	minimum and maximum number of directors is/are:
Nombre d’administrateurs :	ou	nombre minimum et maximum d’administrateurs :

Number	or	minimum and maximum
Nombre	ou	minimum et maximum

14

5.	The articles of the corporation are amended as follows: Les statuts de la société sont modifiés de la façon suivante :
The Articles of the Corporation be amended to decrease the number of directors from sixteen to fourteen.

07119 (03/2003)
    DSG 04/2003

6.	The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la Loi sur les sociétés par actions.

7.	The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la medication le

2005/04/29

(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

BRASCAN CORPORATION

(Name of Corporation) (If the name is to be changed by these articles set out current name)
(Dénomination sociale de la société) (Si l’on demande un changement de nom, indiquer ci-dessus la dénomination sociale actuelle).

By/ Par :
Senior Vice President and Secretary

(Signature)	(Description of Office)
(Signature)	(Fonction)

07119 (03/2003)
    DSG 04/2003